GREAT BASIN GOLD LTD.

Request for Annual and Interim Financial Statements and MD&A

Under National Instrument 51-102 Continuous Disclosure Obligations (“NI 51-102”), GREAT BASIN GOLD LTD. (the “Company”) is only required to deliver annual and interim financial statements and related Management’s Discussion & Analysis form (“MD&A”) to a person or company which owns common shares of the Company that requests them. If you wish to receive the Company’s annual financial statements and annual MD&A or interim financial statements and interim MD&A, you should complete the Return Form (the “Return Form”) on the last page hereof. Please forward the completed Return Form to the Company’s registrar and transfer agent at the following address:

GREAT BASIN GOLD LTD.
Ste. 1020-800 West Pender Street
Vancouver, BC V6C 2V6
Tel: 604-684-6365
Fax: 604-684-8092
Toll Free: 1 800 667-2114

The Company reserves the right, in its discretion, to determine to send annual financial statements and MD&A, or any interim financial statements and MD&A, to all registered holders, or all registered holders and beneficial owners who are identified under NI 54-101 as having chosen to receive securityholder materials sent to beneficial owners of securities, notwithstanding elections which such holders or beneficial owners may make under the Return Form.

Failure to return the Return Form or otherwise specifically request a copy of financial statements or MD&A will override a beneficial owner’s standing instructions under National Instrument 54-101 in respect of such financial statements and MD&A. So, notwithstanding whether you have given previous instructions regarding delivery of materials, if you would like to receive the annual or interim financial statements together with MD&A, you should complete and return this form to the Company’s registrar and transfer agent.

Please note that a Return Form will be mailed to you each year. This Return Form is a request to receive (i) interim financial statements and MD&A which the Company may send to securityholders in 2006 and any other period prior to the Company sending a new request form in 2007 and/or (ii) annual financial statements and MD&A for the fiscal year ending December 31, 2006. If you wish to receive copies of financial statements or MD&A for any earlier period, you should send a separate request specifying the requested financial statements and MD&A.

A copy of the Company’s financial statements and MD&A may be accessed under the Company’s profile at www.sedar.com.

* * * * * * * * * * * *

(COMPLETE AND RETURN THIS FORM)

RETURN FORM

GREAT BASIN GOLD LTD. (the “Company”)

(Please mark the appropriate box with a “X”)

Registered Holder

☐	The undersigned is a registered holder of common shares of the Company and:

(a)	hereby requests that the undersigned be sent a copy of the Annual Financial Statements for the fiscal year ended December 31, 2006 and the MD&A for such statements	☐

(b)

hereby requests that the undersigned be sent a copy of the Interim Financial Statements and the MD&A for such statements for all fiscal quarters in 2006 and any subsequent quarters before a new Return Form is sent by the Company

☐

Non-Registered Holder

☐	The undersigned is a beneficial holder of common shares of the Company and:

(a)	hereby requests that the undersigned be sent a copy of the Annual Financial Statements for the fiscal year ended December 31, 2006 and the MD&A for such statements	☐

(b)

hereby requests that the undersigned be sent a copy of the Interim Financial Statements and MD&A for such statements for all fiscal quarters in 2006 and any subsequent quarters before a new Return Form is sent by the Company

☐

Please indicate below if you would like to receive GREAT BASIN GOLD LTD. news releases by either one of the following methods:

News Releases:	☐Email _____________________________	☐Fax _____________________________

The undersigned acknowledges that this request shall expire and cease to have effect if the undersigned ceases to be either a registered holder or beneficial owner of securities of the Company.

Name:
(please print)
Address:

Signature:		Date: _________________________________

Name and title of person
signing if different from
name above:

Name and address of
broker or intermediary
through which securities
are held, if applicable:

FOR BENEFICIAL HOLDERS WHO DO NOT WANT TO DISCLOSE THEIR NAMES AND ADDRESS BUT WHO WANT TO RECEIVE A COPY OF THE ANNUAL FINANCIAL STATEMENTS AND MD&A AND/OR INTERIM FINANCIAL STATEMENTS AND MD&A, PLEASE CONTACT YOUR BROKER OR INTERMEDIARY.